Exhibit 99.2

Press Release	February 23, 2006

Preem Holdings AB (publ)

(a company organized under the laws of Sweden)

NOTICE OF REDEMPTION

€305,000,000 10-5/8% Senior Secured Notes due 2011

(the “Notes”)
Common Code 012526652, 012962967 and 012776225
ISIN XS0125266527, XS0129629670 and XS0127762259
(Listed on the Luxembourg Stock Exchange)

Preem Holdings AB (publ) (the “Company”) hereby gives notice that, pursuant to paragraph 8 of the Notes (entitled “Optional Redemption”) and Section 3.4 of the Indenture, dated as of April 10, 2001, as amended (the “Indenture”), between the Company, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, it has elected to optionally redeem the Notes on April 4, 2006 (the “Redemption Date”). All capitalized terms not defined herein shall have the meaning given such terms in the Notes.

The redemption price of the Notes will be 105.313% of the principal amount of the outstanding Notes and will be equal to €1,053.13 per each €1,000.00 in principal amount of Notes, plus the amount of accrued and unpaid interest, if any, Additional Amounts, if any, and Liquidated Damages, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest, Additional Amounts, if any, and Liquidated Damages, if any, due on the relevant interest payment date).

The Paying Agent for the Notes is:

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

England

The Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price plus accrued and unpaid interest, if any, Additional Amounts if any, and Liquidated Damages, if any.

Unless the Company defaults in making the redemption payment, interest, Additional Amounts, if any, and Liquidated Damages, if any, on Notes called for redemption cease to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the redemption price upon surrender to the Paying Agent of the Notes redeemed.

No representation is made as to the correctness or accuracy of the ISIN or Common Code number listed in this notice or printed on the Notes.